ISSUED ON BEHALF OF REED ELSEVIER PLC

1 March 2013

TOTAL VOTING RIGHTS

As at 28 February 2013 Reed Elsevier PLC’s capital consisted of 1,259,692,672 ordinary shares of 14 51/116 pence each. Reed Elsevier PLC holds 64,257,914 ordinary shares in Treasury.

Therefore, the total number of voting rights in Reed Elsevier PLC is 1,195,434,758 and this figure may be used by shareholders as the denominator for the calculations by which they will determine whether they are required to notify their interest in, or a change to their interest in Reed Elsevier PLC under the FSA’s Disclosure and Transparency Rules.